Exhibit 2.1

Execution Version

AMENDMENT NO. 2

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT is made and entered into as of January 30, 2025 (this “Amendment”), by and between Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (the “Purchaser”) and USA Rare Earth, LLC, a Delaware limited liability company (the “Company”). Each of the foregoing will individually be referred to herein as a “Party” and, collectively as the “Parties”. Capitalized terms used, but not otherwise defined, herein shall have the respective meanings assigned to such terms in the Agreement (as defined below).

RECITALS:

WHEREAS, the Parties and IPXX Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Purchaser, entered into that certain Business Combination Agreement, dated as of August 21, 2024, as amended by the Amendment No. 1 to the Business Combination Agreement, dated as of November 12, 2024 (as the same may be further amended from time to time in accordance with its terms, the “Agreement”);

WHEREAS, in connection with the purchase of additional pre-Closing Company Class A-2 Convertible Preferred Units, the Company has agreed to forego the Sponsor Forfeiture;

WHEREAS, pursuant to Section 9.10 of the Agreement, the Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; and

WHEREAS, the Parties desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises and the representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendment to Section 1.01(b). Section 1.01(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

(b) Effect on Purchaser Securities. (i) Immediately prior to the Domestication, pursuant to the Sponsor Support Agreement, each then issued and outstanding Purchaser Class B Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) Purchaser Class A Ordinary Share and (ii) in connection with the Domestication, (x) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one (1) share of Domesticated Purchaser Common Stock; (y) each then issued and outstanding Cayman Purchaser Warrant shall convert automatically into one (1) Domesticated Purchaser Warrant, pursuant to the Warrant Agreement; and (z) each then issued and outstanding Cayman Purchaser Units shall be cancelled and will thereafter entitle the holder thereof to one (1) share of Domesticated Purchaser Common Stock and one-half (1/2) of one Domesticated Purchaser Warrant.

2. Amendment to Section 1.02(e). Section 1.02(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

(e) Managers and Officers of the Surviving Company. Immediately after the Effective Time, the Purchaser shall be the initial manager of the Surviving Company and the executive officers of the Surviving Company shall be the same as set forth in Section 6.18 and otherwise in accordance with the terms of this Agreement (or as otherwise may be determined by the Purchaser and the Company).

3. Amendment to Section 3.02(a). Section 3.02(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

(a) Purchaser Closing Certificate. Four (4) Business Days prior to the Closing, the deliver to the Company a written notice setting forth the Purchaser’s good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemptions; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing; and (iii) the number of shares of Domesticated Purchaser Common Stock and Domesticated Purchaser Warrants, in each case, to be outstanding as of the Closing and after giving effect to the Domestication, the Redemption and the issuance of securities in connection with the consummation of the PIPE Investment.

4. Amendment to Section 6.18. Section 6.18 of the Agreement is hereby amended and restated in its entirety to read as follows:

Subject to the terms and conditions of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication:

(a) The Parties shall take all such action within their power as may be necessary or appropriate so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will not be classified as to term and will initially consist of the individuals listed on Schedule 6.18(a) to this Agreement (Directors of the Post-Closing Purchaser Board), one of whom will be appointed as initial chairperson of the Post-Closing Purchaser Board, one of whom will be appointed as initial chairperson of the audit committee and one of whom will be appointed as initial chairperson on the compensation committee as set forth on Schedule 6.18(a) (the “Designated Directors”). To the extent any Designated Director declines to serve, is unable to serve, or is anticipated to fail to meet the applicable independence and other requirements of Nasdaq and SEC rules (as mutually determined by the Company and the Purchaser with the advice of counsel), the Company and the Purchaser shall mutually agree upon a replacement individual to serve as a director on the Post-Closing Purchaser Board. The Purchaser shall use its reasonable best efforts to obtain resignations effective as of Closing from the directors of the Purchaser that are not to remain directors on the Post-Closing Purchaser Board.

(b) The Parties agree that (i) their mutual intent is that the initial offices and committees of the Post-Closing Purchaser Board, and certain initial actions of the Post-Closing Purchaser Board, will be as set forth on Schedule 6.18(b) (Designations and Appointments of the Post-Closing Purchaser Board) subject to the limitations therein, and (ii) they will use commercially reasonable efforts to prepare mutually agreeable written resolutions implementing such designations and appointments for the Post-Closing Purchaser Board to consider and, if thought fit, to adopt immediately following the Closing (or as soon thereafter as the Post-Closing Purchaser Board determines), provided, that each of the Parties acknowledges and agrees that such designations, appointments and actions (including with respect to clause (i) and (ii) above) shall be made by the Post-Closing Purchaser Board in its sole and absolute discretion.

(c) At or prior to the Closing, the Company, if requested, and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(d) The Parties shall take all action necessary, including the Purchaser causing the executive officers of Purchaser to resign, so that the individuals serving as the executive officers of the Purchaser immediately after the Closing will be (i) Joshua Ballard as Chief Executive Officer and (ii) such other individuals as mutually agreed by the Company and the Purchaser.

(e) Prior to the Closing, the Purchaser and the Company shall be permitted to revise, by mutual agreement, the forms of (i) the Purchaser Charter upon Domestication and (ii) the Purchaser Bylaws upon Domestication, as necessary or convenient, including to give effect to the provisions of this Section 6.18, and to provide for a declassified Post-Closing Purchaser Board.

5. Amendment to Section 10.01. Section 10.01 of the Agreement is hereby amended by amending and restating the defined term “Company Class A-2 Convertible Preferred Units” as follows:

“Company Class A-2 Convertible Preferred Units” means the Class A-2 convertible preferred units of the Company.

6. Amendment to Section 6.11. Section 6.11 of the Agreement is hereby amended by including the following provision as new sub-section Section 6.11(f):

(f) Prior to or on the Closing Date, the Company shall have delivered to the Purchaser a properly completed and duly executed IRS Form W-9 or IRS Form W-8 of the applicable series from each Member that has delivered such W-9 or W-8, as applicable, to the Company prior to the Closing Date. From the Closing Date until December 31, 2025, the Company shall use reasonable best efforts to cause any Member(s) that have not delivered IRS Form W-9 or IRS Form W-8 to the Company as of the Closing Date to deliver a properly completed and duly executed IRS Form W-9 or IRS Form W-8 of the applicable series from such Member(s), and the Company shall promptly deliver any such received W-9 or W-8 to the Purchaser.

7. Amendment to Section 7.03(d)(iii). Section 7.03(d)(iii) of the Agreement is hereby amended and restated in its entirety to read as follows:

(iii) The Company shall have delivered to the Purchaser:

(A) a copy of the A&R Registration Rights Agreement, duly executed by the applicable Members.

8. Counterparts; Electronic Delivery. This Amendment may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each Party and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Amendment (in counterparts or otherwise) in pdf, docusign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

9. Effect of This Amendment. This Amendment is made a part of the Agreement. Except as otherwise expressly provided herein, the Agreement is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the date hereof all references in the Agreement to “this Agreement”, “hereto”, “hereof”, “hereunder” or words of like import referring to the Agreement shall mean the Agreement as amended by this Amendment. Any reference to the Agreement contained in any notice, request, certificate or other document executed concurrently with or after the execution and delivery of this Amendment shall be deemed to refer to the Agreement as modified by this Amendment unless the context shall otherwise require. For the avoidance of doubt, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Agreement, as amended by this Amendment, shall mean August 21, 2024.

10. Other Provisions. All other provisions of the Agreement not specifically amended by this Amendment shall remain in full force and effect. Section 9.03 (Binding Effect; Assignment), Section 9.05 (Governing Law), Section 9.06 (Jurisdiction), Section 9.07 (WAIVER OF JURY TRIAL), Section 9.09 (Severability), Section 9.10 (Amendment; Waiver) and Section 9.12 (Interpretation) of the Agreement are incorporated herein by reference and shall apply mutatis mutandis to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

The Purchaser:

INFLECTION POINT ACQUISITION CORP. II

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Chairman and Chief Executive Officer

[Signature Page to Amendment No. 2 to Business Combination Agreement]

The Company:

USA RARE EARTH, LLC

By:	/s/ Joshua Ballard
Name:	Joshua Ballard
Title:	Chief Executive Officer and Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]